Gregory Harrington
Gregory.Harrington@aporter.com

(202) 942-5082
(202) 942-5999 Fax

555 Twelfth Street, NW
Washington, DC 20004-1206

October 4, 2011

Kevin W. Vaughn
Accounting Branch Chief
Division of Corporation Finance
100 F Street, N.E.
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Credicorp Ltd
Form 20-F for the Fiscal Year Ended December 31, 2010
Filed April 29, 2011
File No. 001-14014

Dear Mr. Vaughn:

We are responding to the letter of the Staff of the Division of Corporation Finance (the “Staff”) dated September 21, 2011, regarding the above-referenced filing of Credicorp Ltd. (“Credicorp” or the “Company”) on Form 20-F.  We set forth below Credicorp’s response to the comments in the letter.  For ease of reference, we have included the Staff’s comments in their entirety in bold preceding the corresponding responses.

Form 20-F for the fiscal year ended December 31, 2010

Item 3.  Key Information

(D) Risk Factors, page 7

1.
We note your disclosure on page 27 that you are the largest mortgage lender in Peru. Please revise the Business section and your MD&A as appropriate in future filings to discuss the trends in the real estate market in Peru, as well as in other countries where you hold mortgage loans, and how such trends have affected your business and results of operations. Consider providing an additional risk factor to address these trends if appropriate. Please provide us with your proposed disclosures.

Kevin W. Vaughn
October 4, 2011

Response to Comment 1

Credicorp’s disclosures take into consideration the materiality of the items. In future filings, the Company will include the information presented below to provide additional information regarding the performance and trends of our mortgage portfolio.

As of December 31, 2010, mortgage loans in the Peruvian banking systems totaled approximately $5,509 million1, which represented 14.11% of total loans of the banking system and only 3.58%2 as a percentage of Peruvian GDP. In the case of Credicorp, mortgage loans accounted for 13.25% of its total loan portfolio, and an average LTV (loan to value) of 70% and past-due-loan ratio of 1.4%. The Company, through its subsidiary BCP, has increased lending to lower socio-economic segments in Peru through programs sponsored by the government (Mi Vivienda and Mi Hogar). Mortgage loans to this sector represent approximately 5.2% of Credicorp’s total mortgage loans and 1.54% of total loans. The Company’s total portfolio also includes mortgage loans granted in Bolivia, which represent 1% of its total loans with LTV of 80%.

The real estate markets in Peru and Bolivia have grown in recent years as a result of the shortage of housing and recent economic growth in both countries and, as a result, mortgage loans have had a positive impact on Credicorp’s results of operations because of the increase in volume of loans granted per year, the cross-selling that the product allows, and the low expected losses considering the high LTV of the products.

1 Source: Superintendency of Banks, Insurance and Pension Funds.
2 Source: Superintendency of Banks, Insurance and Pension Funds and Banco de Credito’s Research Department.

Kevin W. Vaughn
October 4, 2011

Item 4.  Information about the Company

(12) Selected Statistical Information

(iii) Loan Portfolio, page 59

2.
We note you present various tabular disclosures throughout this section related to your performing loans. However, we noted some discrepancy between the total performing loans amounts presented. Specifically, on page 59 you disclose total performing loans of $14,068,156, while on page 63 you disclose total performing loans of $14,411,159. Finally, on page 64, you disclose net performing loans of $14,278,064. Please tell us and revise your future filings to reconcile these apparent discrepancies and more clearly identify the extent to which different bases of presenting are being used.

Response to Comment 2

Credicorp discloses the maturity composition of the performing loan portfolio on page 63 considering only the current loan portfolio before deduction of unearned interest, which amounted to $14,411,159. The past-due loan portfolio and the unearned interest are not included in this disclosure as the maturities of these amounts are not applicable.

The total performing loans of $14,068,156 disclosed on page 59 present the current loan portfolio net of unearned interest, while the total performing loans of $14,278,064 disclosed on page 64 present the current and past due loan portfolio net of unearned interest. Credicorp will revise these two tabular disclosures in this section in future filings to present the same total performing loans that include current and past due loan portfolio net of unearned interest.

3.
We note your disclosure of loans by economic activity beginning on page 60, including your disclosure in footnote (1) to the table that consumer loans include credit card, mortgage, and other consumer and small business loans. In light of the disparate risks between the various types of loans included in your comment loan line item and in order to promote grater transparency to readers, please revise future filings to present separate line items for each of these consumer loans types (e.g. credit card, mortgage, etc.) for all periods presented. Please provide us with your proposed disclosure.

Response to Comment 3

In future filings, Credicorp will present separate line items for each of these consumer loans types for all periods presented. See Appendix A for the proposed disclosure.

Kevin W. Vaughn
October 4, 2011

4.
We note from your disclosure here on page 66 as well as in Note 3 on page F-18 that you resume recording interest income on a loan that was previously classified as non-accrual when you determine that the debtor’s financial condition has improved. Please tell us and revise your future filings to better describe the term “improved”, in the context used, including specific factors you consider when determining that a loan should not longer be classified as non-accrual.

Response to Comment 4

In this context, management determines that the debtor´s financial condition has improved when the debtor has already paid the principal and interest due on its loans.  The Company will add disclosure to this effect in future filings.

Item 5.  Operating and Financial Review and Prospects

(B) Liquidity and Capital Resources, page 85

5.	We note your disclosure of sources of funds by source on page 86. Please address the following:

•
Given the importance of liquidity to your operations, and the potential volatility of liquid assets on a daily basis, in addition to disclosing your total sources of funds as of the balance sheet dates, please revise your future filings to also disclose the average amounts of your sources of funds during the period.

Kevin W. Vaughn
October 4, 2011

Response
The Company respectfully advises the Staff that the average amounts of sources of funds are disclosed on page 54. Furthermore, the Company confirms that the information presented in the tabular disclosure corresponds to information for 2008, 2009 and 2010, respectively (left to right).

•	We note you have two columns labeled “2009”. Please clarify that one of these columns actually represents information for 2010.

Response
The Company notes that the third column, on the right, corresponds to figures for 2010, which will be amended in future filings.

•
In your tabular disclosure at the bottom of page 86, showing deposits at and investments in the Central Bank, we note your present information for 2007, 2008 and 2009. Please revise future filings to disclose this information for the current period (i.e. 2010).

Response
The Company confirms that the information presented in the tabular disclosure corresponds to information for 2008, 2009 and 2010, respectively (left to right).  This will be amended in future filings.

Item 11.  Quantitative and Qualitative Disclosures About Market Risk

Trading book, page 107

6.
We note your disclosure here and on page F-101 that you use Value at Risk (VaR) to measure market risk of your trading portfolio. You disclose that VaR is estimated for a 99% confidence interval and over a one-day time horizon. Please address the following and provide us with your proposal disclosures, as applicable:

Kevin W. Vaughn
October 4, 2011

•
We note that you use a historical simulation model in your analysis, which uses a one-year historical period of data. Revise your disclosure in future filings to disclose and the level or number of market factors used when calculating VaR. Please also disclose the number of times you expect VaR to be exceeded in a one-year period.

•
Revise future filings to provide the VaR disclosures required by Item 305 (a) (1) (iii) (B) (1) of Regulation S-K regarding the average, high and low amounts, or the distribution of the VaR amounts for the reporting period or another acceptable presentation. In your revised disclosure, please specifically state the number of exceptions to expected VaR you experienced for each period.

•
Revise future filings to disclose the method by which you monitor the effectiveness of VaR model, including how frequently you test the effectiveness. Please revise future filings to describe the specific procedures you performed to validate the appropriateness of your model, particularly if it is not performing as statistically predicted with regards to expectations as to how many times the one-day VaR should be exceeded each year.

•	Revise future filings to describe the stress testing scenarios used when monitoring the effectiveness of your VaR model.

Response to Comment 6

Credicorp will include, in future filings, the market factors used when calculating VaR and the times that the Company expects VaR to be exceeded in a one-year period.

Credicorp will provide disclosures regarding the average, high and low amounts of the VAR for the reporting period and the number of exceptions to expected VaR it experienced for each period for the Banco de Credito del Peru Trading Portfolio (the company portfolio within the Company with the largest exposure to trading risk, approximately more than 80% of the total). Additionally, Credicorp will disclose the method by which it monitors the effectiveness of the VaR model, including how frequently the Company tests the effectiveness, and will describe the specific procedures that are performed to validate the appropriateness of the model. Finally Credicorp will describe stress testing scenarios used when monitoring the effectiveness of its VaR model.

Kevin W. Vaughn
October 4, 2011

Item 18.  Financial Statements

Report of Independent Registered Public Accounting Firm, page F-3

7.	In future annual filings please include a dated and signed audit report from your independent accounts. Please confirm that you maintain an original, manually signed audit report in your files.

Response to Comment 7

Credicorp will include, in future filings, a dated and signed audit report from the independent accountants. Credicorp does maintain and original, manually signed audit report in its files for the required 5 year period, including the audit report of Medina, Zaldivar, Paredes & Asociados Sociedad Civil de Responsabilidad Limitada included on pages F-3 and F-4 and dated April 27, 2011.

Note 3. Significant accounting policies, page F-13

(i) Loans and receivables, page F-27

8.
You disclose here that loans, together with the associated allowance, are written off when there is no realistic prospect of future recovery and all collateral has been realized or has been transferred to the Group. Please revise your future filings to clearly disclose the triggers used for determining when to write off a given loan for each class of loans. To the extent time-based triggers are used, disclose the parameters of such triggers. To the extent the timing of write-offs of collateralized loans are dependent upon foreclosures or seizures, revise to discuss the legal frameworks and typical timing of such foreclosures in your market areas.

Kevin W. Vaughn
October 4, 2011

Response to Comment 8

Credicorp’s write-off policy is not based on time and the timing of write-offs of collateralized loans does not depend on foreclosures. A loan is written-off when it is classified as a loss, is fully provisioned and there is real and verifiable evidence that the loan is irrecoverable: such as collection efforts concluded without success, impossibility of foreclosures, etc. Additionally, the Board of Directors must approve write-offs.

Also, in the case of our subsidiaries regulated by the Superintendence of Banking, Insurance and AFP (the Peruvian banking, insurance and AFP authority), write-offs have to be informed to that regulatory entity.

9.
You disclose on page 68 that you sell some of your fully provisioned past due loans to wholly-owned subsidiaries for a nominal amount with the same effect as if the loans had been charged off. Accordingly, you believe that your past –due loan amounts are not materially different from what would be if you were permitted to charge-off loans prior to demonstrating the absolute non-collectability of the loan. Please revise your footnotes as well as your disclosures on page 68 to more clearly address the following:

•	Explain how you determine which past due loans to transfer to these subsidiaries, and discuss the business purpose for such transfers.

•	Explain why transferring a past due loan between wholly-owned and therefore commonly-controlled entities would impact the timing of its write-off.

Kevin W. Vaughn
October 4, 2011

•	If true, please confirm that the transfer of loans to these subsidiaries does not trigger derecognition or sale treatment in your consolidated financial statements.

•	Discuss how the transfer of past due loans affects or is a result of your decisions to renegotiate, write off, or engage in collection efforts related to a given loan.

•
Please provide us with the aging of your past due loans. To the extent that a significant portion of your past due loans are greater than twelve months past due, consider providing disclosure of this aging in your future filings.

Response to Comment 9

To avoid confusion, the information disclosed on page 68, regarding the sale of some of Credicorp’s fully provisioned past due loans to wholly-owned subsidiaries, will be eliminated in future filings.  This information refers only to sales between and among Credicorp subsidiaries, which sales are eliminated at the Credicorp level during the consolidation process.

10.
You disclose on page F-27 that in the future if a write-off is later recovered, the recovery is recognized in the consolidated income statement, as a credit to the caption “Provision for loan losses”. This disclosure appears inconsistent with the amounts presented in your rollforward on page F-44. For instance, the amount of your provision for loan losses for 2010 in your rollforward on page F-44 of $174,682,000 ties directly to your Consolidated Statement of Income on page F-6 without adjustment for the recoveries of written-off loans of $34,605,000 per page F-44. Please revise to more clearly explain what you mean here.

Response to Comment 10

The amount of $174,862,000 presented in the consolidated statements of income on page F-6 represents the net expense of the year (provision for loan losses, net of recoveries). The rollforward presented on page F-44 is for the allowance for loan losses, which represents the balance of the allowance, therefore it must present the net expense of the year, which amounted to $174,862,000 plus the recoveries of $34,605,000 during the year.

Kevin W. Vaughn
October 4, 2011

The Company hereby acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (202) 942-5082 to discuss this letter.

Sincerely,

Gregory Harrington

cc:	Mr. Alvaro Correa
Chief Financial Officer
Credicorp Ltd.

Kevin W. Vaughn
October 4, 2011

APPENDIX A

Credicorp will include in future filings the following breakdown of consumer loans: